                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                            KOS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   500648 10 0
                                 (CUSIP Number)

                                  MAY 31, 2000
                      (Date of Event which Requires Filing
                               of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]    13d-1(b)
      [X]    13d-1(c)
      [ ]    13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NUMBER: 500648 10 0                                 PAGE 2 OF 6 PAGES


-------------------------------------------------------------------------------
1)    Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

      E. I. DuPont de Nemours and Company
-------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) ____
      (b) ____
-------------------------------------------------------------------------------
3)    SEC Use Only
-------------------------------------------------------------------------------
4)    Citizenship or Place of Organization                            Delaware
-------------------------------------------------------------------------------
   Number of            5)    Sole Voting Power                      1,250,000
    Shares              -------------------------------------------------------
 Beneficially
   Owned by             6)    Shared Voting Power                            0
Each Reporting          -------------------------------------------------------
 Person With
                        7)    Sole Dispositive Power                 1,250,000
                        -------------------------------------------------------

                        8)    Shared Dispositive Power                       0
-------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person                                 1,250,000
-------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares (See Instructions)                           [ ]
-------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)                  6.4 %
-------------------------------------------------------------------------------
12)   Type of Reporting Persons (See Instructions)                          CO
-------------------------------------------------------------------------------
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CUSIP NUMBER: 500648 10 0                                 PAGE 3 OF 6 PAGES


ITEM 1.

            (a)   Name of issuer:

                  Kos Pharmaceuticals, Inc.

            (b)   Address of issuer's principal executive offices:

                  1001 Brickell Bay Drive
                  25th Floor
                  Miami, Florida 33131


ITEM 2.

            (a)   Name of person filing:

                  E.I. du Pont de Nemours and Company

            (b)   Address of principal business office or, if none, residence:

                  1007 Market Street
                  Wilmington, Delaware 19898

            (c)   Citizenship:

                  Delaware

            (d)   Title of class of securities:

                  Common Stock, $0.01 Par Value

            (e)   CUSIP Number:

                  500648 10 0
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CUSIP NUMBER: 500648 10 0                                 PAGE 4 OF 6 PAGES


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

            (a)   Amount beneficially owned:

                  1,250,000


            (b)   Percent of class:

                  6.4 %

            (c)   Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:
                        1,250,000

                   (ii) Shared power to vote or to direct the vote:
                                0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,250,000

                   (iv) Shared power to dispose or to direct the disposition of:
                                0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  See Exhibit 1
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CUSIP NUMBER: 500648 10 0                                 PAGE 5 OF 6 PAGES


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable


ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP NUMBER: 500648 10 0                                 PAGE 6 OF 6 PAGES

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct as of the date hereof.

                                          E.I. DU PONT DE NEMOURS AND
                                          COMPANY
Dated: June 9, 2000

                                          By: /s/ Susan M. Stalnecker
                                              ---------------------------------
                                              Name:  Susan M. Stalnecker
                                              Title: Vice President and
                                                     Treasurer



Index to Exhibits:

Exhibit 1 - Identification and Classification of the Subsidiary.